

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 17, 2017

Via E-mail
Aaron Tachibana
Chief Financial Officer
Lumentum Holdings Inc.
400 North McCarthy Boulevard
Milpitas, CA 95035

     **Re:    Lunentum Holdings Inc.**
              **10-K for Fiscal Year Ended July 2, 2016**
              **Filed September 2, 2016**
              **File No. 001-36861**

Dear Mr. Tachibana:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.    You state on page 5 of the 10-K that Huawei Technologies accounted for 17.1% of your net revenue for the fiscal year ended in 2016. Information on your website indicates that you provide Huawei with optical components and modules and that Huawei is deploying your products for high-speed data networks. We are aware of publicly available information indicating that Huawei is involved in the development of telecommunications networks in Sudan and Syria.

    Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, resellers, customers or

other direct or indirect arrangements.  You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.  Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comments above, and whether those contacts constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.  Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism.  You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

3.  We are aware of news articles stating that Huawei is effectively barred from selling telecommunications network equipment in the U.S. and that the Department of Commerce is investigating Huawei for its alleged export or re-export of U.S. technology to Iran, Sudan and Syria in violation of U.S. export control laws.  Please address for us the possibility that this information will have adverse reputational and other effects upon you because of your business relationship with Huawei.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc:  Larry Spirgel
    Assistant Director
    Division of Corporation Finance

Judy Hamel
General Counsel
Lumentum Holdings Inc.